

June 9, 2014

Via E-mail
Scott A. Lang
Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, California 94063

> **Re:**   **Silver Spring Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2014**
> **File No. 001-35828**

Dear Mr. Lang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Customers, page 4

1.   We note that your agreements with Pacific Gas and Electric Company and Florida Power & Light Company are material agreements. Please include a concise discussion of the material terms of these agreements here or in an appropriate section.

Manufacturing, page 8

2.   We note that your sole manufacturing relationship is with Plexus Corp. and that in your response letter dated February 25, 2013, you did not believe your agreement with Plexus was required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please include a concise discussion of the material terms of this agreement. Additionally, please supplementally provide your analysis of whether this agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K at this time.

Item 1A. Risk Factors

"We depend on a limited number of suppliers and if such suppliers fail…," page 25

3.   We note that several of the components used in your products come from sole, limited source or geographically concentrated suppliers. Please include a concise discussion of the material terms of your agreements with these suppliers. Additionally, please supplementally provide your analysis of whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Elements of Operating and Financial Performance, page 50

4.   We note from recent earnings call transcripts that you discuss the number of endpoints, recurring revenues, recurring revenues per endpoint and run rates. Please tell us what consideration you gave to disclosing these metrics for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these metrics. In addition, please explain any additional metrics that you use to manage and analyze your business. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

Results of Operations and Key Non-GAAP Financial Measures

Revenues, page 53

5.   Please tell us what consideration you gave to providing disclosures that explain the extent to which increases/decreases in your product and service revenues were attributable to changes in price. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Product Revenues, page 53

6.   We note the 2013 increase of $20.5 million resulting from the recognition of product
        revenue that was previously deferred subject to contingency provisions with a customer
        that has now completed its network deployment and optimization. Tell us how your
        existing disclosure provides for insight into the amounts, nature and timing of material
        amounts of contingent revenues.

Consolidated Financial Statements

Revenue Recognition, page 80

7.   We note that the majority of your revenues related to third-party products and services
        are recognized on a gross basis as you are generally acting as the principal under the
        arrangements. Please clarify whether your advanced metering arrangements with third
        party device manufacturers that integrate your communications models into their meters
        are recognized on a gross basis. Describe the significant terms of your advanced
        metering revenue arrangements with third party device manufacturers. In addition,
        provide an analysis that supports your presentation taking into consideration all of the
        factors outlined in ASC 605-45-45.

8.   Please explain to us how you determined that the network management software is
        considered a separate unit of accounting in accordance with ASC 605-25-25-2 in view of
        your apparent inability to establish VSOE for your application software. Also explain to
        us why you believe that if you "could" sell your products and services separately you
        comply with ASC 605-25-25-2.

Deferred Revenue and Deferred Cost of Revenue, page 83

9.   Please explain in greater detail why deferred cost of revenue is recorded for products for
        which ownership (typically title and risk of loss) has transferred to the customer, but for
        which the criteria for revenue recognition have not been met. Tell us the amount of
        deferred cost of revenue for each different product for each period presented. In this
        regard we also note on page 55 you state that "Changes in our service cost of revenue are
        disproportionate to changes in our service revenue because we recognize service cost of
        revenue in the period in which it is incurred even though the associated service revenue
        may be required to be deferred."   Please explain the basis for the differing cost
        recognition patterns between deferred product and services related revenues. Cite the
        accounting guidance that you relied upon in accounting for your deferred cost of revenue
        components.

Definitive Proxy Statement on Schedule 14A filed April 21, 2014

Executive Compensation

2013 Summary Compensation Table, page 28

10.   We note that the compensation awarded to your named executive officers substantially increased in 2013. In your response letter, please provide a narrative description of any material factors necessary to an understanding of this increase. See Item 402(o) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Senior Assistant Chief Account